FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month January 2015 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On January 28, 2015 the registrant Announces Fourth Quarter and Fiscal
Year 2014 Financial Results Conference Call

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: January 28, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces Fourth Quarter and Fiscal Year 2014
Financial Results Conference Call

MIGDAL HAEMEK, Israel – January 28, 2015 – TowerJazz (NASDAQ/ TASE: TSEM), the global specialty foundry leader, will issue its fourth quarter and fiscal year 2014 earnings release on Monday, February 23, 2015. The Company will hold a conference call to discuss its fourth quarter and fiscal year 2014 financial results and first quarter 2015 guidance on Monday, February 23, 2015, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 05:00 p.m. Israel time).

This call will be webcasted and can be accessed through the Investor Relations section on TowerJazz’s website at http://ir.towerjazz.com/ or can also be accessed by calling the following numbers:
U.S. Toll Free: 1-888-668-9141 | Israel: 03-918-0609 | International: +972-3-918-0609.

The teleconference will be available for replay for 90 days.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com and www.tpsemico.com.

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Contact Information:
TowerJazz Investor Relations	GK Investor Relations
Noit Levi, +972 4 604 7066	Tel: 1 646 201 9246 (US) / +972 8 926 7464 (Israel)
noit.levi@towerjazz.com	kenny@gkir.com